Exhibit 19

statement of company policy

Securities Trades By Company Personnel

The Need For A Policy Statement

As we all know, the SEC and the U.S. Attorneys have been vigorously pursuing violations of insider trading laws.  In 1988, Congress adopted the Insider Trading and Securities Fraud Enforcement Act.  In addition to increasing the penalties for insider trading, the Act put the onus on companies and possibly other “controlling persons” for violations by company personnel.

Although the Act was aimed primarily at the securities industry, lawyers have focused on the application of the law to companies in other industries.  As a result, if companies like ours do not take active steps to adopt preventive policies and procedures covering securities trades by company personnel, the consequences could be severe.

We are adopting this Policy Statement to avoid even the appearance of improper conduct on the part of anyone employed by or associated with our company (not just so-called insiders).  We have all worked hard over the years to establish our reputation for integrity and ethical conduct.  We cannot afford to have it damaged.

The Consequences

The consequences of insider trading violations can be staggering:

For individuals who trade on inside information (or tip information to others):

●A civil penalty of up to three times the profit gained or loss avoided;
●A criminal fine (no matter how small the profit) of up to $1 million; and
●A jail term of up to ten years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

●A civil penalty of the greater of $1 million or three times the profit gained, or loss avoided as a result of the employee’s violation; and
●A criminal penalty of up to $2.5 million.

Moreover, if an employee violates the company’s insider trading policy, company imposed sanctions, including dismissal for cause, could result from failing to comply with the company’s policy or procedures.  Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

Our Policy

If a director, officer, any employee or other insider has material non-public information relating to our company, it is our policy that neither that person nor any related person may buy or sell securities of the company or engage in any other action to take advantage of, or pass on to others, that information.  This policy also applies to information relating to any other company, including our customers or suppliers, obtained in the course of employment.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception.  Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Material Information.  Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell stock.  In short, any information which could reasonably affect the price of the stock.

Examples.  Common  examples of information that will frequently be regarded as material are: projections of future earnings or losses; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products or discoveries; impending bankruptcy or financial liquidity problems; and the gain or loss of a substantial customer or supplier.  Either positive or negative information may be material.

Twenty-Twenty Hindsight.  Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight.  As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members.  The very same restrictions apply to your family members and others living in your household.  Employees are expected to be responsible for the compliance of their immediate family and personal household.

Tipping Information To Others.  Whether the information is proprietary information about our company or information that could have an impact on our stock price, employees must not pass the information on to others.  The above penalties apply whether or not you derive any benefit from another’s actions.

Trading Window.  As you can appreciate, it is also improper for an officer, director, employee or other insider to enter a trade immediately after the company has made a public announcement of material information, including earnings releases.  Because the company’s shareholders and the investing public should be afforded the time to receive the information and act upon it, as a general rule you should only trade in company securities during the period beginning on the third trading day following the date company information has been released, and ending at the close of trading on the 15th day of the third month of the fiscal quarter.  Thus, if an announcement is made on the first Monday of July, the following Thursday generally would be the first day on which you should trade, and trading would be permissible until September 15th.  If an announcement is made on a Friday, Wednesday generally would be the first day, and trading would be permissible until the following Wednesday thereafter.  However, this trading window will close if you learn material non-public information during this time frame.

Additional Prohibited Transactions

1.Trading in securities on a short-term basis.  Any company stock purchased in the open market must be held for a minimum of six months and ideally longer.  (Note that the SEC’s short-swing profit rule already prevents officers and directors from selling any company stock within six months of a purchase.  We are simply expanding this rule to all employees.)
2.Purchases of company stock on margin.
3.Short sales.
4.Buying or selling puts or calls.

Company Assistance

Any person who has any questions about specific transactions may obtain additional guidance from Jerry Blaskie, our Chief Financial Officer at 486-0261.  Remember, however, the ultimate responsibility for adhering to this Policy Statement and avoiding improper transactions rests with you.  In this regard, it is imperative that you use your best judgment.